UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42738

DELIXY HOLDINGS LIMITED

883 North Bridge Road
#04-01
Southbank
Singapore 198785
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Extraordinary General Meeting of Shareholders

On February 23, 2026, at 10:00 a.m., Singapore Time (February 22, 2026, at 9:00 p.m., Eastern Time), Delixy Holdings Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) at 883 North Bridge Road, #04-01 Southbank, Singapore 198785.

As of the close of business on January 21, 2026, the record date for eligibility to vote at the Extraordinary General Meeting, there were 16,350,000 ordinary shares, par value US$0.000005 per share (the “Ordinary Shares”), issued and outstanding. Each Ordinary Share is entitled to one (1) vote per share.

Holders of 11,362,675 Ordinary Shares were present in person or represented by proxy at the Extraordinary General Meeting, representing approximately 69.5% of the total issued and outstanding Ordinary Shares as of the record date. Accordingly, a quorum was present and the meeting was duly convened and held in accordance with the Company’s memorandum and articles of association.

All matters voted upon at the Extraordinary General Meeting were approved by the Company’s shareholders. The final voting results for each proposal are set forth below.

Proposal One. By a special resolution, to approve the re-designation and re-classification of the authorised and issued share capital of the Company and adoption of the Second Amended and Restated Memorandum and Articles of Association to implement a dual class share structure, such that:

(A)	the authorized and issued share capital of the Company be re-designated and re-classified as follows:

From:	US$2,500 divided into 500,000,000 shares of a nominal or par value of US$0.000005 each;

To:	US$2,500 divided into 450,000,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 50,000,000 Class B ordinary shares of a nominal or par value of US$0.000005 each;

By:	the re-designation and re-classification of 442,826,000 unissued shares of a nominal or par value of US$0.000005 each into 442,826,000 unissued Class A ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By:	the re-designation and re-classification of 40,824,000 unissued shares of a nominal or par value of US$0.000005 each into 40,824,000 unissued Class B ordinary shares of a nominal or par value of US$0.000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By:	the re-designation and re-classification of (i) 16,350,000 issued ordinary shares of a nominal or par value of US$0.000005 each into 7,174,000 Class A ordinary shares of a nominal or par value of US$0.000005 each and 9,176,000 Class B ordinary shares of a nominal or par value of US$0.000005 each as set out in the table below with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Mega Origin Holdings Limited	9,176,000	9,176,000 Class B Ordinary Shares
All other shareholders	7,174,000	7,174,000 Class A Ordinary Shares

(B)	the existing clause 8 of the existing memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“The share capital of the Company is US$2,500 divided into (a) 450,000,000 Class A Ordinary Shares with a par value of US$0.000005 each and (b) 50,000,000 Class B Ordinary Shares with a par value of US$0.000005 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

FOR: 11,361,944
AGAINST: 676
ABSTAIN: 55

This proposal was duly passed as a special resolution.

Proposal Two. By an ordinary resolution, to adopt the Delixy Holdings Limited 2026 Equity Incentive Plan, as set forth in Annex B to the Notice of the Extraordinary General Meeting.

FOR: 11,359,458
AGAINST: 3,162
ABSTAIN: 55

This proposal was duly passed as an ordinary resolution.

Proposal Three. By an ordinary resolution, to approve that:

(A)	the consolidation of all the issued and unissued shares of the Company, of whatever class or series, be and is hereby approved at a ratio of not less than one (1) share for every two (2) shares and not more than one (1) share for every five hundred (500) shares (the “Range”), with the exact consolidation ratio, being a whole number within the Range, to be determined on one occasion by the board of directors of the Company (the “Board”) in its sole discretion within 180 days from the date of passage of this resolution (the “Share Consolidation”); and

(B)	in connection with the Share Consolidation, the Board be and is hereby authorized, in its sole discretion and on such terms as it considers expedient, to deal with any fractional entitlements arising from the Share Consolidation, including (without limitation) by: (i) capitalizing all or any part of any amount standing to the credit of any reserve or fund of the Company (including the share premium account and retained earnings or profit and loss account), whether or not such amount is available for distribution; and (ii) applying such capitalized amount in paying up in full unissued shares of the Company to be issued to shareholders for the purpose of rounding up fractional entitlements resulting from the Share Consolidation, and to take all such actions and execute all such documents as the Board may consider necessary or desirable to give effect to the foregoing.

FOR: 11,356,860
AGAINST: 5,760
ABSTAIN: 55

This proposal was duly passed as an ordinary resolution.

The Second Amended and Restated Memorandum and Articles of Association of the Company is filed as Exhibit 3.1 and the Delixy Holdings Limited 2026 Equity Incentive Plan is filed as Exhibit 10.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association
10.1	Delixy Holdings Limited 2026 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELIXY HOLDINGS LIMITED

Date: February 25, 2026	By:	/s/ Xie, Dongjian
	Name:	Xie, Dongjian
	Title:	Executive Chairman, Chief Executive Officer and Executive Director

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